UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Transition Therapeutics Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

893716209
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893716209	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 324,551
	6	SHARED VOTING POWER 1,936,712
	7	SOLE DISPOSITIVE POWER 324,551
	8	SHARED DISPOSITIVE POWER 1,936,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,263
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 893716209	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,222,084
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,222,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 893716209	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,456,284
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,456,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* OO

This Amendment No. 4 to Schedule 13G (this "Amendment No. 4") is being filed with respect to the Common Shares, no par value ("Common Stock") of Transition Therapeutics Inc., a Canadian corporation (the "Company"), to amend the Schedule 13G filed on August 28, 2007, as previously amended by Amendment No. 1, filed on February 15, 2008, Amendment No. 2 filed on May 20, 2009 and Amendment No. 3 filed on February 2, 2010  (as so amended, the "Schedule 13G"), in accordance with the annual amendment requirements.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(a):	Name of Person Filing:

Item 2(a) of the Schedule 13G is hereby amended and restated as follows:

This statement is filed by:

(i)
Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of certain investment funds and/or managed accounts (the “Domestic Funds”), with respect to shares of Common Stock directly owned by the Domestic Funds;

(ii)	Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it; and

(iii)
Mr. Larry N. Feinberg ("Mr. Feinberg"), who (A) serves as the senior managing member of Oracle Associates, (B) is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation, which serves as the investment manager and has investment discretion over the securities held by certain investment funds and/or managed accounts (together with the Domestic Funds, the “Funds”), (C) is the trustee of The Feinberg Family Foundation (the “Foundation”), and (D) is the trustee of certain trusts or the manager of certain trusts where a relative serves as trustee (the “Trusts”).  Mr. Feinberg directly owns (individually and as trustee of the Foundation and certain of the Trusts) certain shares of Common Stock and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationships, directly owned by the Funds and certain of the Trusts.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):                      Address of Principal Business Office or, if None, Residence:

Item 2(b) of the Schedule 13G is hereby amended and restated as follows:

The address of the principal business office of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2(c):                      Citizenship:

Item 2(c) of the Schedule 13G is hereby amended and restated as follows:

Oracle Partners and Oracle Associates are organized under the laws of the state of Delaware.  Mr. Feinberg is a citizen of the United States of America.

Item 4:                           Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

I.   Current Ownership.

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 4, is as follows:

A.      Oracle Associates, LLC
(a) Amount beneficially owned: 1,456,284
(b) Percent of class: 6.3%.  The percentages used herein and in the rest of this Amendment No. 4 are calculated based upon a total of 23,217,599 shares of Common Stock issued and outstanding as of November 11, 2010, as reported in the Company’s Form 6-K filed on November 12, 2010.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,456,284
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition: 1,456,284

B.      Larry N. Feinberg
(a) Amount beneficially owned: 2,261,263
(b) Percent of class: 9.7%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: 324,551
(ii)   Shared power to vote or direct the vote: 1,936,712
(iii)  Sole power to dispose or direct the disposition: 324,551
(iv)   Shared power to dispose or direct the disposition: 1,936,712]

C.      Oracle Partners, L.P.
(a) Amount beneficially owned: 1,222,084
(b) Percent of class: 5.3%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,222,084
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition: 1,222,084

II.  December 31, 2010 Ownership.

The beneficial ownership of Common Stock by the Reporting Persons, as of December 31, 2010, is as follows:

A. Oracle Associates, LLC
(a) Amount beneficially owned: 1,456,284
(b) Percent of class: 6.3%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,456,284
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition: 1,456,284

B. Larry N. Feinberg
(a) Amount beneficially owned: 2,261,263
(b) Percent of class: 9.7%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: 324,551
(ii)   Shared power to vote or direct the vote: 1,936,712
(iii)  Sole power to dispose or direct the disposition: 324,551
(iv)   Shared power to dispose or direct the disposition: 1,936,712

C.      Oracle Partners, L.P.
(a) Amount beneficially owned: 1,222,084
(b) Percent of class: 5.3%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,222,084
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)   Shared power to dispose or direct the disposition: 1,222,084]

Item 10:	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 4, 2011

/s/ Larry N. Feinberg
Larry N. Feinberg

ORACLE ASSOCIATES, LLC

By:       /s/ Larry N. Feinberg
Name:      Larry N. Feinberg
Title:        Senior Managing Member

ORACLE PARTNERS, L.P.

By:       Oracle Associates, LLC, its General Partner

By:       /s/ Larry N. Feinberg
Name:      Larry N. Feinberg
Title:        Senior Managing Member

[SIGNATURE PAGE TO
AMENDMENT NO. 4 TO SCHEDULE 13G
WITH RESPECT TO TRANSITION THERAPEUTICS INC.]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, by and among Oracle Associates, LLC, Oracle Partners, L.P. and Larry N. Feinberg, dated February 4, 2011.